Simpson Thacher & Bartlett llp

900 g street, nw washington, d.c. 20001
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number +1-202-636-5806	E-mail Address ryan.brizek@stblaw.com

January 29, 2025

Re:	CION Grosvenor Infrastructure Master Fund, LLC

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Ladies and Gentlemen:

On behalf of CION Grosvenor Infrastructure Master Fund, LLC (the “Fund”), we hereby reference the filings submitted January 22, 2025, by electronic transmission, of the Fund’s Notification of Registration on Form N-8A, filed pursuant to Section 8(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), and the Fund’s initial Registration Statement under the 1940 Act on Form N-2. Interests in the Fund are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), since such interests will be issued solely in private placement transactions which do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act.

Any questions or communications regarding this filing should be directed to the undersigned at Ryan.Brizek@stblaw.com or (202) 636-5806.

Very truly yours,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Patrick T. Quinn, CION Grosvenor Infrastructure Master Fund, LLC John Dikmak Jr., Simpson Thacher & Bartlett LLP